VATECH

03 DEC -5 AM 7:21

TELEFAX

SUPPL

An: To:	SEC	Datum: Date:	2003-12-05
Firma: Company:	Security and Exchange Comission	Seiten / Pages: (Incl. this page):	3
Fax:	001 202 9429 525		
Von: From:	Wolfgang Schwaiger		
Abteilung: Department:	Strategy, Communications and Investor Relations	Tel.: (+43/732) 6986 - 9222 Fax: (+43/732) 6980 - 3416 E-Mail: wolfgang.schwaiger@vatech.at	
Betreff: Subject:	**VA Technologie AG – Filing Number 82-3910**		

03037980

Dear Ladies and Gentlemen!

Enclosed please find today's press release of VA TECH.

Best regards,

Wolfgang Schwaiger
Strategy, Communications and Investor Relations

Phone. [0043-732] 6986-9222
Fax. [0043-732] 6980-3416
E-mail: wolfgang.schwaiger@vatech.at

PROCESSED
DEC 15 2003
THOMSON FINANCIAL

dlw 12/8

PRESS RELEASE

VA TECH WABAG India succeeds also in the North

In November, VA TECH WABAG India was awarded the turnkey order for the sewage treatment plant at Jaipur, a city located in Rajasthan, one of India's Northern provinces. Following start-up of Rajasthan's largest sewage treatment plant VA TECH WABAG will also be responsible for operations & maintenance for five years.

During this DBO (design – build – operate) contract VA TECH WABAG will be responsible for design, manufacturing, erection, and commissioning of the plant. Following start-up, which is scheduled for April 2005, the company will also be operating and maintaining the plant for five years. The project, which is the first turnkey project executed by the company in the Northern part of India, is fully funded by the Asian Development Bank (ADB). The contract value comprises of around 2.5 m EUR for the engineering part and additional 0.35 m EUR for five years operations.

"Although the plant is based on conventional activated sludge treatment the technological aspect was decisive in this project", explains Amit Sengupta, Sales Manager of VA TECH WABAG India. "Since we are building the whole plant environmentally friendly, we take special care about the sludge. Not only is the sludge completely digested and mechanically dewatered, it is also thickened by disc thickeners – a technology which we bring to India for the first time. Finally", Amit Sengupta continues, "we could only secure the order through in-depth analysis of tender requirements, optimisation of power by judicious unit selection and competitive pricing."

The project will open the door for many sewage treatment plants in the Northern provinces of India. It is yet another proof of the comprehensive capabilities of VA TECH WABAG India, India's market leader in water and waste water technology.

+++2003-12-05

VA TECH WABAG is an international systems supplier with a complete range of water and wastewater treatment technologies and a global network of business units. In 2002, VA TECH WABAG achieved sales of EUR 275 m with a work force of about 800 employees.

All press releases of VA TECH WABAG as well as VA TECH can be downloaded on their homepages www.wabag.com and www.vatech.at respectively. They can also be ordered via an automatic info service.

For further information please contact:
Christian Schmid
Siemensstrasse 89, A-1210 Vienna
Tel: +43/1/25 105-4591
e-mail: Christian.Schmid@wabag.com

Wolfgang Schwaiger
Lunzerstraße 64, A-4031 Linz
Tel: +43/732/6986-9222
e-mail: wolfgang.schwaiger@vatech.at

VA TECH

TELEFAX

03 DEC -5 AM 7:21

An: To:	SEC	Datum: Date:	2003-12-04
Firma: Company:	Security and Exchange Comission	Seiten / Pages: (Incl. this page):	3
Fax:	001 202 9429 525		
Von: From:	Wolfgang Schwaiger		
Abteilung: Department:	Strategy, Communications and Investor Relations	Tel.: (+43/732) 6986 - 9222 Fax: (+43/732) 6980 - 3416 E-Mail: wolfgang.schwaiger@vatech.at	
Betreff: Subject:	**VA Technologie AG – Filing Number 82-3910**		

Dear Ladies and Gentlemen!

Enclosed please find today's press release of VA TECH.

Best regards,

Wolfgang Schwaiger
Strategy, Communications and Investor Relations

Phone. [0043-732] 6986-9222
Fax. [0043-732] 6980-3416
E-mail: wolfgang.schwaiger@vatech.at

PRESS RELEASE

VAI Receives Two Additional Major Orders from CIS EVRAZHOLDING and ILYICH Place Orders Totaling EUR 55 Million With the Market Leader in Continuous Casting Technology

VOEST-ALPINE INDUSTRIEANLAGENBAU, Linz, the world market leader in continuous casting technology, has received two additional major orders for continuous casting plants from CIS.

EVRAZHOLDING in the West Siberian NOVOKUZNETSK Iron and Steel Works (ZSMK), Russia, has placed an order for a two-strand slab caster (order value approx. EUR 35 million), and another order worth approx. EUR 20 million has been placed for a one-strand slab caster for the ILYICH Iron and Steel Works at Mariopol, Ukraine.

Good Customer Relations in the CIS Market by Tradition

The two orders underscore the confidence in VAI's competence. VAI has been maintaining long-standing and excellent business relations in this market. EVRAZHOLDING operates plants at Nizhny Tagil und Novokuznetsk and is one of the four major private steel producers in Russia that have emerged from the formerly nationalized metallurgical combines. Already last year, VAI received a EUR 80 million order for a continuous caster for the Nizhny Tagil plant, which is currently being implemented with the highest degree of customer satisfaction.

VAI has also been maintaining business relations with ILYICH, Russia's second-largest steel producer, for many years.

50% Increase in Order Intake (Annual Comparison)

This year's order intake from the CIS area totals more than 170 million, corresponding to an increase of more than 50% compared to the total order intake from this region in the year 2002.

Mr. Gerhard FALCH, Chairman of VAI, expects the encouraging market situation to continue over the next few years.

For further information please contact:
Dr. Wolfgang Schwaiger
Lunzerstraße 64, A-4031 Linz
Tel:++43 732 6986-9222, Fax:++43 732 6980-3418
e-mail: wolfgang.schwaiger@vatech.at

Klemens Possart
Turmstraße 44, A-4031 Linz
Tel: +43 732/6592-6501, Fax: +43 732/6980-5686
e-mail: klemens.possart@vai.at

VATECH

VOEST-ALPINE INDUSTRIEANLAGENBAU

World Market Leader in the Continuous Casting Sector

In the field of continuous casting technology, VAI holds a world market share of more than 50% and thus is the unchallenged market leader. This year's order intake is comprised of 22 orders worldwide for new continuous casters and revamps of existing continuous casters, with a total volume of more than EUR 170 million.

++++2003-12-04

VOEST-ALPINE INDUSTRIEANLAGENBAU (VAI), a company of the listed VA Technologie AG, is one of the world's leading engineering and plant-building companies for the iron, steel and aluminum industries with a multinational company structure and special focus on technology, automation and services. VAI achieved total sales of 1.024 millions EUR in 2002 and employs approximately 3,300 people worldwide.

This and other VAI and VA TECH Group press releases are available on the homepages www.vatech.at and www.vai.at or can be individually received via our automatic mailing service.

For further information please contact:
Dr. Wolfgang Schweiger
Lunzerstraße 64, A-4031 Linz
Tel:++43 732 6986-9222, Fax:++43 732 6980-3416
e-mail: wolfgang.schweiger@vatech.at

Klemens Possart
Turmstraße 44, A-4031 Linz
Tel: +43 732/6592-6501, Fax: +43 732/6980-6685
e-mail: klemens.possart@vai.at

VATECH

TELEFAX

An: To:	SEC	Datum: Date:	2003-12-04
Firma: Company:	Security and Exchange Comission	Seiten / Pages: (incl. this page):	3
Fax:	001 202 9429 525		
Von: From:	Wolfgang Schwaiger		
Abteilung: Department:	Strategy, Communications and Investor Relations	Tel.: (+43/732) 6986 - 9222 Fax: (+43/732) 6980 - 3416 E-Mail: wolfgang.schwaiger@vatech.at	
Betreff: Subject:	**VA Technologie AG – Filing Number 82-3910**		

Dear Ladies and Gentlemen!

Enclosed please find today's press release of VA TECH.

Best regards,

Wolfgang Schwaiger
Strategy, Communications and Investor Relations

Phone. [0043-732] 6986-9222
Fax. [0043-732] 6980-3416
E-mail: wolfgang.schwaiger@vatech.at

VA Technologie AG
Firmensitz / Headquarters:
Lunzerstrasse 64, A - 4031 Linz
Tel.: (+43/732) 6986-0, Fax: (+43/732) 6980-0
E-Mail: contact@vatech.co.at

Büro Wien / Vienna Office:
Penzinger Strasse 76, A-1140 Wien
Tel.: (+43/1) 89180 - 171 Fax: (+43/1) 8946169
http://www.vatech.co.at

Transmission & Distribution

VA TECH

PRESS RELEASE

VA TECH T&D IS SUPPLIER OF THE YEAR 2003

The transmission lines division of VA TECH Transmission & Distribution (VA TECH T&D Austria), one of the world's leading manufacturers of high voltage transmission and distribution equipment, was awarded the title "Supplier of the Year 2003" in the category "Machinery and Electrical Engineering" by Deutsche Bahn AG (DB AG) on 3rd December 2003.

This supplier title was awarded by DB AG for the first time this year. The jury selected VA TECH T&D in the category "Machinery and Electrical Engineering".

The award was presented in a ceremony at the Berlin headquarters of DB AG on Potsdamer Platz. Five awards were also presented in other categories. The companies receiving the awards were selected from a total of over 40,000 suppliers.

The transmission lines division of VA TECH T&D constructs both catenary lines and overhead lines for DB AG. Currently DB AG has placed orders worth 27 million euro. After completion of the initial project, VA TECH T&D was included in the DB AG "List of Qualified Suppliers for the Construction of Overhead Lines" in 1995. Since 1996, VA TECH T&D has also been listed by DB AG as a Q1 Supplier. Q1 Supplier is the best possible classification by DB AG, which means that they no longer perform quality performance inspections because of the supplier's high quality standards.

With their specially trained and highly motivated employees and their innovative assembly technologies, the transmission lines division of VA TECH T&D is always a competent partner for many customers in the area of railway and electrical engineering.
The know-how of VA TECH T&D has been used successfully by the Austrian Railway Corporation since 1927. And VA TECH T&D can also apply its technical know-how in the realisation of the Mattstetten - Rothrist project of the Swiss Railways.

+++2003-12-04

For further information please contact:
Dr. Ursula Scheidl
Penzinger Strasse 76, Postfach 5, A-1141 Vienna
Tel.: 01/89100-2063, Fax: 01/89100-196
e-mail: ursula.scheidl@vatech-pw.com

Dr. Wolfgang Schwaiger
Lunzerstrasse 64, A-4031 Linz
Tel: 0732/6986-9222, Fax: 0732/6986-3416
e-mail: wolfgang.schwaiger@vatech.at

VA TECH Transmission & Distribution, a group company of the listed VA Technologie AG, is a leading international supplier of electric power transmission and distribution systems. We offer integrated system solutions and cutting edge technology individually tailored to our customer's needs. The global network of subsidiaries guarantees fast and efficient on-site service for customers. In 2002 the group company, with 6,500 employees, achieved sales of approximately € 1,260 m.

This and other VA TECH and VA TECH Transmission & Distribution press releases are also available on the Internet: www.vatech.at and www.vatech-td.com

For further information please contact:
Dr. Ursula Scheidl
Penzinger Strasse 76, Postfach 5, A-1141 Vienna
Tel.: 01/89100-2053, Fax: 01/89100-196
e-mail: ursula.scheidl@vatech-pw.com

Dr. Wolfgang Schwaiger
Lunzerstrasse 64, A-4031 Linz
Tel: 0732/6986-9222, Fax: 0732/6986-3416
e-mail: wolfgang.schwaiger@vatech.at